AGFA

Legal Department

Jo Crols

www.agfa.com

Agfa-Gevaert N.V.
Septestraat 27 - B-2640 Mortsel-België

tel. +32 (0) 3 444 7290
fax. +32 (0) 3 444 7228

Securities and Exchange Commission
Att. :Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A

By special courier

November 14, 2002

Dear Sirs,

Re : SEC File Number 82-4958

Please find herewith a copy of the information that has been made public in Belgium and Germany with respect to the results of Agfa-Gevaert N.V. after three quarters in 2002(registered with the SEC under the captioned file number).

The document attached herewith is the Press Release which contains the key data .

This information has been filed (i) today with the Belgian Banking and Finance Commission in accordance with the provisions of Article 2, §1 of the Royal Decree of July 3, 1996, as amended by the Royal Decree of December 17, 1998, and (ii) today with the Frankfurt Stock Exchange in accordance with the provisions of §70 (3) of the German Stock Exchange Admission Rules.

Yours sincerely,

Agfa-Gevaert N.V.

J.Crols
Ass.General Counsel

AGFA

PRESS RELEASE

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

Agfa-Gevaert Group's results after 3 quarters in 2002

Steep increase in net profit:

- **Balance sheet strengthened**
- **Net profit almost 150 million Euros**

Mortsel, November 14th, 2002 – After three quarters in 2002, Agfa's sales reached 3,499 million Euros. Although economic conditions showed overall weakness, profitability improved substantially as the Group's operating result before restructuring and non-recurring expenses rose 77.9 percent. Net profit increased even more steeply to reach 149 million Euros. Over the same period, the balance sheet strengthened considerably as Agfa succeeded in substantially reducing working capital and net financial debt.

After nine months in 2002, sales decreased 4.8 percent compared to the same period in 2001. Excluding digital cameras and scanners (discontinued as from the beginning of 2002), the reduction amounted to 2.7 percent. This can to a large extent be attributed to the ongoing weakness of the overall economy and to the strength of the Euro. While the imaging markets were overall affected by the lacklustre economy, digital imaging continued to show strong growth (up 27.1 percent). The "New digital solutions" now represent 35.1 percent of Group sales (previous year: 26.3 percent).

After three quarters in 2002, Europe's contribution came to 50.1 percent (previous year: 51.0 percent) to Group sales. NAFTA's share is now 28.5 percent (previous year: 27.8 percent). The Asia/Oceania and Africa region represented 17.5 percent (previous year: 16.5 percent) and Latin America 3.9 percent (previous year: 4.7 percent) of Group sales.

Sharply increased productivity resulted in a significant rise in the Group's gross profit margin from 37.8 percent in the first nine months of 2001 to 42.9 percent in 2002. As Agfa also succeeded in reducing sales and general administrative costs by 9.0 percent, the operating result before restructuring and non-recurring expenses showed a strong increase of 77.9 percent to reach 370 million Euros (previous year: 208 million Euros). Return on sales therefore amounted to 10.6 percent (previous year: 5.7 percent).

For the Horizon plan, a total of 67 million Euros were booked as restructuring charges and non-recurring items. The remaining 43 million Euros will be charged on the last quarter of 2002.

AGFA

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

The operating result after restructuring reached 303 million Euros, against 122 million Euros for the same period of the previous year.

The non-operating result, which comprises the financial charges, amounted to 73 million Euros (previous year: 96 million Euros) and profit before taxes reached 230 million Euros. After taking account of taxes, minorities and the Group's share of the results of associated companies, Agfa posted a net result of 149 million Euros after three quarters in 2002, against minus 7 million Euros for the same period of 2001.

Working Capital

Agfa has set itself ambitious targets to decrease working capital. Following the substantial reduction of inventories and trade receivables realised at the end of 2001, the Group was able to show further progress. At the end of September 2002, inventories amounted to 1,015 million Euros and trade receivables to 997 million Euros. Since the launch of the Horizon plan in June 2001, inventories have decreased by 337 million Euros and trade receivables by 318 million Euros.

Business segments

Technical Imaging increased its share in Group sales from 36.1 percent after the first nine months of 2001 to 38.5 percent. **Graphic Systems** now represents 38.6 percent of sales (previous year: 38.5 percent) and sales of **Consumer Imaging** now account for 22.8 percent (previous year: 25.4 percent).

Graphic Systems is characterised by a rapid technology shift from Computer-to-Film to Computer-to-Plate. As a result, digital printing plates and digital equipment are growing at double-digit rates. However, due to the ongoing weakness in the graphic industry, total turnover in Graphic Systems decreased by 4.5 percent and reached 1,352 million Euros (previous year: 1,416 million Euros).
In the field of Computer-to-Plate, Agfa further complemented its product range by launching a new state-of-the-art platesetter for newspapers, the Polaris X. Furthermore, the recent trade fairs Graph Expo in Chicago and Ifra in Barcelona showed encouraging signs for the future: attendance increased and Agfa's sales exceeded expectations.

Improved operational efficiency and the beneficial effects of the Horizon plan resulted in a substantial increase in Graphic Systems' profitability. The operating result before restructuring rose by 82.6 percent and now amounts to 114.1 million Euros. Return on sales nearly doubled reaching 8.4 percent, compared to 4.4 percent after three quarters of 2001.

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

Technical Imaging comprises HealthCare, Non-Destructive Testing (NDT) and Industrial Imaging. Sales increased 1.5 percent to reach 1,348 million Euros. The operating result before restructuring amounted to 214.4 million Euros, an increase of 51.7 percent compared to the previous year (141.3 million Euros) which can mainly be attributed to the positive effects of the Horizon plan. The return on sales reached 15.9 percent (previous year: 10.6 percent).

Sales in **Industrial Imaging** remained stable, while turnover in **Non-Destructive Testing** increased mainly because of the acquisitions of Seifert and Pantak in the second half of 2001.

In **HealthCare**, which is the largest part of Technical Imaging, Agfa is continuously expanding its product portfolio of analogue and digital imaging solutions for hospital departments as well as for hospital-wide systems. Recently, several important IMPAX contracts have been signed in Europe as well as in the US. Examples are the Finnish HUSpacs project and the Long-term Partnership with the Adventist Health System in the United States. The Finnish contract is one of the largest PACS (Picture Archiving and Communications System) projects in the world, where Agfa will link all 21 X-ray departments in the Helsinki and Uusimaa districts of Finland into one virtual department, sharing one common image database. The American contract involves film, equipment and service and will extend to 17 hospitals and four outpatient centres.

Sales in **Consumer Imaging** reached 799 million Euros, a decrease of 14.4 percent compared to the first nine months of 2001 (933 million Euros). Excluding the sales of digital cameras and scanners, which were discontinued as from the beginning of 2002, the decrease totalled 6.2 percent and can be explained by the weak market conditions. Also in the third quarter, Consumer Imaging was confronted with bad weather conditions and significantly less travel in Europe and with bottlenecks in the production of its digital minilabs, which met with great success. These problems have now been solved and sales of lab equipment are expected to further increase during the coming months.

The Photokina trade fair, which took place at the end of September, was very successful with sales higher than expected. Agfa presented a prototype of the d-ws digital wholesale finishing system, which will be ready to be marketed by the end of 2003.

Mainly due to the positive effects of the Horizon plan, Consumer Imaging was able to improve its operating result before restructuring from 4.0 million Euros after the first nine months of the previous year to 41.5 million in 2002. Return on sales now amounts to 5.2 percent (previous year: 0.4 percent).

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

Recent trends

The trends in turnover and profitability during the third quarter itself are not significantly different from those which have been described in the comments on the whole nine months period. However, the effect of the strength of the euro on revenues was more pronounced in the last three months as the dollar depreciation accelerated during this time span.

Outlook

If the recent strength of the euro persists for the rest of the year, total turnover for 2002 could decrease somewhat more than the anticipated decline of around 4 percent. On the other hand, Agfa is clearly on schedule to meet its profitability targets. Agfa confirms its target for the operating result before restructuring charges for the whole year of 2002. For net profit, the target is increased and Agfa now expects net profit for the full year to be around 180 million Euros.

end of message

About Agfa

The Agfa-Gevaert Group is one of the world's leading imaging companies. Agfa develops, manufactures and markets analogue and digital systems, intended mainly for the graphics industry, healthcare, non-destructive testing, micrographics, motion picture and photography markets.

Agfa's headquarters are in Mortsel, Belgium. The company is active in 40 countries and has 120 agents throughout the world. Together they achieved a turnover of 4,911 million Euros in 2001.
Product and company information can be found on Agfa's home page on the World Wide Web at: www.agfa.com.

Contact :

Anne Vleminckx
Director Corporate Communication
Agfa-Gevaert
tel. ++32 (0)3/444.59.27
fax ++32 (0)3/444.44.85
e-mail: anne.vleminckx.av@belgium.agfa.com

AGFA

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Media Relations Officer

T +31 3 444 80 15
F +31 3 444 74 85
E johan.jacobs.jj@
belgium.agfa.com

Consolidated key figures° after 3 quarters in 2002

Euro million	2002 9 months	2001 9 months	%	Q3 '02	Q3 '01	%
Net sales	3,499	3,677	-4.8	1,121	1,204	-6.9
Net sales exc. CDI (*)	3,499	3,596	-2.7	1,121	1,185	-5.4
• Graphic Systems	1,352	1,416	-4.5	421	449	-6.2
• Consumer Imaging	799	852	-6.2	266	302	-11.9
• Technical Imaging	1,348	1,328	+1.5	434	434	0.0
Operating result before restructuring and non-recurring results	370	208	+77.9	130	49	+165.3
Operating result	303	122	+148.4	117	8	
Non-operating result (**)	-73	-96	-24.0	-23	-37	-37.8
Profit before taxes	230	26	+784.6	94	-29	+424.1
Net result (share of the Group)	149	-7		90	-38	+336.8
Gross operating cash flow	382	235	+62.6	162	46	+252.2
Net operating cash flow (***)	436	348	+25.3	251	141	+78.0

Euro million	30/09/02	31/12/01	30/09/01
Total assets	4,315	4,527	4,747
Inventories	1,015	1,055	1,248
Trade Receivables	997	1,125	1,196
Net Financial Debt	711	842	1,091
Shareholders Equity	1,359	1,267	1,541

(°) non-audited, consolidated figures following IAS rules
(*) digital cameras and scanners discontinued as from Jan. 2002
(**) financial result
(***) the changes in working capital make the difference between gross and net operating cash flow